Press release

For Immediate Release: September 20, 2006

Statement regarding Accident in Kazakhstan

Arcelor Mittal regrets to announce that a methane gas explosion occurred this morning in its Lenina mine in Kazakhstan.  At this time there are 18 reported fatalities.  A further 25 people are still missing.  The cause of the explosion is not yet known.

Emergency planning procedures are in place at each of the mines and have been immediately implemented.  Rescue work is currently underway.  Mr Malay Mukherjee, Member of the Group Management Board, and Mr Narendra Chaudhary, CEO of Asia and the CIS, have left immediately for Kazakhstan. Mr Lakshmi Mittal, President of Arcelor Mittal, will also visit the mine this week.

A full investigation will be launched into the causes of the explosion.

Mr Mittal, said:

“We deeply regret this tragic accident and extend our full sympathy and condolences to the families of everyone that has been affected.  Our current priority is to search for the missing miners, and to lend support to the families of the bereaved. I personally will be traveling to Kazakhstan this week to express my sympathies to the families of those affected.”

“The safety of our workers is a priority and the company will be working very closely with the authorities to discover the cause of this tragic event.”

About Arcelor Mittal

Arcelor Mittal is the world’s leading steel company, by both revenue and production. The company operates 61 plants across 27 countries, employing some 320,000 employees.